Asen Parachkevov, Esq.

August 4, 2014

August 4, 2014

Asen Parachkevov, Esq.

U.S. Securities and Exchange Commission                              via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Explorer Fund (the “Trust”)

File No. 2-27203

Post-Effective Amendment Number 103

Dear Mr. Parachkevov,

This letter responds to your comments provided on August 1, 2014 on the above referenced post-effective amendment.

Comment 1:    Prospectus - Fund Summary – Principal Investment Strategies

Comment:        Please confirm whether there is a consistent view among the Fund’s advisors of what constitutes a small company stock.  Additionally, please disclose the capitalization range within which the advisors invest.

Response:        We have considered the comment and have determined that it is appropriate to retain our existing disclosure.  As we disclose on page 8 of the prospectus, market-capitalization ranges change over time, and interpretations of size vary, and there are no “official” definitions of small-cap, even among Vanguard fund advisors.  Accordingly, we cannot represent that each of this Fund’s advisors takes a consistent view on this point.

                        We disclose the Fund’s median market capitalization in our Item 9 disclosure, but we do not plan to include the market capitalization range in the Primary Investment Strategies section.   We think investors are ill served by such disclosure for the following reasons:

                              (1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.

                              (2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.

                              (3) A fund’s overall market capitalization range can be very broad and not indicative of where the fund’s overall market capitalization focus  is.  The median market capitalization is a more useful piece of information for investors concerned with market capitalization.

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Asen Parachkevov, Esq.

August 4, 2014

                              (4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Comment 2:    Prospectus - Derivatives

Comment:        Please confirm whether derivatives are part of the Fund’s principal investment strategy.

Response:        Derivatives are not part of the Fund’s principal investment strategy.

Comment 3:    Prospectus – Portfolio Managers

Comment:        Please clarify the two new portfolio managers’ business experience during the past five years.

Response:        We will add the requested clarification.

Comment 4:    Prospectus – Dormant Accounts

Comment:        Please clarify that the period of time determining whether escheatment is necessary varies from state to state.

Response:        We have considered the comment and do not plan to modify the disclosure.  The existing text addresses this concept by stating, “If your account has no activity in it for a period of time, Vanguard may be required to transfer it to a state under the state’s abandoned property law.”  The reference to a “state’s abandoned property laws determines both whether a transfer is required, and what period of time would trigger that determination.  Since we think the existing disclosure is already clear in this regard, we plan to leave the text as it is currently worded.

Comment 5:    SAI – Investment Strategies and Nonfundamental Policies

Comment:        Please clarify in the introductory paragraph that the policies that follow are not fundamental.

Response:        We have considered the comment and do not plan to amend the text.  The heading to this section clarifies that the policies that follows are nonfundamental.  Additionally, the section is preceded by the “Fundamental Policies” section, so we think the transition from the one section to the other further clarifies which policies are and are not fundamental.

Comment 6:    SAI – Regulatory Restrictions in India

Comment:        Please explain why this disclosure is included in the Fund’s SAI.

Response:        While opening custody accounts for certain of our funds in India, the Indian securities regulator required that we disclose in our registration statement that while we invest in Indian securities, we do not offer our funds for sale in India.  Accordingly, we have included the paragraph in question in our SAIs.

Comment 7:    SAI – Code of Ethics

Comment:        Please indicate where Vanguard’s Code of Ethics is referenced in the SAI.

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Asen Parachkevov, Esq.

August 4, 2014

Response:        Vanguard’s Code of Ethics is discussed in the fourth paragraph beneath the Management of the Fund heading.

Comment 8:    SAI – Portfolio Transactions

Comment:        Please confirm whether paying up for brokerage is done under circumstances that fall within the protection of the safe harbor under Section 28(e) of the Securities Exchange Act of 1934.

Response:        We can confirm that any paying up for brokerage is done in conformity with the above-referenced safe harbor.

Comment 9:    SAI – Proxy Voting Guidelines

Comment:        Please confirm whether Vanguard’s Proxy Oversight Committee is an internal group or whether it is an external third party proxy advisory service.

Response:        We can confirm that Vanguard’s Proxy Oversight Committee is an internal group made up of senior officers of Vanguard.  It is not an external third party advisory service.

Comment 10:  Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Judith L. Gaines

Associate Counsel